Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien Raj Rajan John Hodgin
Claudia Rios Laura Nicholson

Re:     Roth CH V Holdings, Inc.

Registration Statement on Form S-4 Filed

June 28, 2024

File No. 333-280591

Ladies and Gentlemen:

On behalf of Roth CH V Holdings, Inc. (the “Company”), we are hereby responding to the letter dated July 26, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4, filed on June 28, 2024, File No. 333-280591 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 1 to the Registration Statement (the “Amendment No. 1”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-4 Cover Page

1.	Please disclose the treatment of the outstanding shares of Roth CH Acquisition V Co. common stock and warrants under the Business Combination Agreement and Plan of Reorganization, as amended.

RESPONSE: The Company has added disclosure that sets forth the treatment of the outstanding shares of Roth CH Acquisition V Co. common stock and warrants on the cover page and on pages 25 and 102 of Amendment No.1.

About this Proxy Statement/Prospectus, page 1

2.	Please ensure that you have updated your disclosures throughout your filing, as applicable, to reflect changes in the proposed transaction as reflected in the First Amendment to the Business Combination Agreement and Plan of Reorganization. For example, we note your disclosure in this section describes this filing as a prospectus of ROCL with respect to shares of ROCL common stock to be issued to NEH’s stockholders, and defines “Combined Company” by reference to NEH becoming a wholly-owned subsidiary of ROCL. Similarly, we note disclosures regarding the issuance of ROCL common stock upon exercise of ROCL public warrants, such as in connection with the table on page 12. Please revise.

RESPONSE: The Company has updated the disclosures throughout the filing, as applicable, to reflect changes in the proposed transaction as reflected in the First Amendment to the Business Combination Agreement and Plan of Reorganization, including, but not limited to, clarifying that (1) the filing is a prospectus of Holdings with respect to shares of Holdings common stock to be issued to NEH’s stockholders, (2) NEH will become a wholly-owned subsidiary of Holdings and (3) that shares of Holdings will be issuable upon the exercise of warrants.

Summary of the Proxy Statement Inventory of Drilling Locations, page 20

3.	The figures for the gross and net natural gas and natural gas liquids reserves in paragraph three on page 20 appear to represent the aggregation of proved and probable reserves. If true, revise your disclosure to separately provide estimates of proved and probable reserves. Refer to question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the “Inventory of Drilling Locations” disclosure on page 21 of Amendment No. 1 already includes estimates of proved reserves (390.6 MMcf of net proved undeveloped helium reserves) and probable reserves (782.8 MMcf of net probable undeveloped reserves).

Consideration, page 24

4.	Please tell us whether, and if so how, the First Amendment to the Business Combination Agreement and Plan of Reorganization impacted the number of shares to be issued as consideration in the Merger. In that regard, we note that while the amendment removed the closing condition that NEH shall have raised at least $45 million in a private placement of securities in order to fund its new plant construction, the amendment did not appear to amend the definitions of “Company Merger Shares” and “Net Debt.” However, we also note that your response to prior comment 4 suggests that the amendment eliminated the adjustment to the NEH merger shares based on the Net Debt of NEH.

RESPONSE: The Company respectfully advises the Staff that the First Amendment to the Business Combination Agreement and Plan of Reorganization has not impacted the number of shares to be issued as consideration in the Merger and that the Company and NEH have amended the Business Combination to amend the definitions of “Company Merger Shares” and “Net Debt.” That amendmendt has been included as part of Annex A to the proxy/statement prospectus of which the Registration Statement forms a part.

Redemption Rights, page 30

5.	We note your disclosure in the table on page 30 regarding the number of shares at each redemption level. However, it appears that the number of shares disclosed with respect to the redemption levels other than “maximum redemptions” does not appear to be consistent with the number of shares that would remain outstanding at each such redemption level. Please advise.

RESPONSE: The Company has added disclosure to page 32 of Amendment No. 1 to reflect recent redemptions.

We may need to raise capital after the Business Combination, which may not be available on favorable terms, if at all..., page 40

6.	We note your disclosure in this risk factor that you “may” need to raise capital after the Business Combination. We also note your disclosure on page 176 that NEH is in the process of securing a project financing arrangement, and your disclosure that NEH estimates the capital requirements during 2024 and 2025 to be approximately $40 million to $45 million. Please revise to reflect such information in your risk factor disclosure. In that regard, we note that the parties have agreed to remove the closing condition that NEH raise at least $45 million in a private placement in order to fund its new plant construction.

RESPONSE: The Company respectfully refers the Staff to the revised risk factor on page 42 regarding the Company’s possible need for capital after the Business Combination.

Selected Historical Financial Data of ROCL, page 75

7.	We note that the tabular disclosure for the period ended March 31, 2023 is not included. Please revise.

RESPONSE: The Company has added the tabular disclosure for the period ended March 31, 2023 on page 77 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024, page 89

8.	We have considered your response to prior comment 15, where you indicate that the adjustment is “necessary to a fair statement of the balance in the Trust Account and the redemption price per share at the consummation of the Business Combination.” Please clarify why Adjustment J is reflected in Scenario 1. In this regard, it appears that the adjustment is relevant only in Scenario 2, where the assumption is that stockholders will exercise their redemption rights.

RESPONSE: The Company respectfully advises the Staff that Adjustment J is reflected in Scenario 1 in order to present a fair statement of the adjusted amount of funds held in the Trust Account that is reclassified to cash when it becomes available following the Business Combination.

9.	We have considered your response to prior comment 16 and the disclosure related to Adjustment N, which “Reflects the proceeds from the NEH debentures and the conversion of the debentures to common stock.” Please address the following:

•	Tell us why the balance of the NEH debentures is not eliminated with conversion of the NEH debentures into common stock. In this regard, we note disclosure on page F- 93, which states: “As of March 31, 2024, there was $499,611 payable on the Bridge Financing Debentures which includes accrued interest. This amount was recorded as Notes payable—current on the Company’s consolidated balance sheets.”

•	Revise to clearly explain why this adjustment reflects an addition to cash of $1,114,514. To this end, it appears this adjustment reflects the issuance of new NEH debentures, rather than conversion of the outstanding NEH debentures noted above.

•	Revise to disclose debentures issued and proceeds received subsequent to March 31, 2024, total amount of debentures converted with a reconciliation to number of shares issued under each scenario presented on page 81. In addition, please revise the table on page 12, as appropriate.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure in the unaudited pro forma financial statements beginning on page 77 of Amendment No. 1. The Company has corrected the presentation of Adjustment N in the Unaudited Pro Forma Condensed Combined Financial Statements to eliminate the NEH debentures that are being converted upon consummation of the Business Combination. The description for Adjustment N has been revised to disclose the debentures issued and proceeds subsequent to March 31, 2024 and a reconciliation of the total amount of debentures converted and the number of shares issued under each scenario. The table presented on page 13 has been revised to include the NEH debenture shares.

Appraisal of Certain Oil and Gas Interests, page 94

10.	We note your response to prior comment 18 but are unable to locate the disclosure revisions to the introductory paragraph clarifying the Appraisal Reports contained in Annex D include estimates of proved and probable hydrocarbon reserves in addition to estimates of proved and probable helium reserves. We reissue our prior comment.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure in the “Appraisal of Certain Oil and Gas Interests section in Amendment No. 3, which clarifies that the Appraisal Report contained in Annex D includes estimates of proved and probable hydrocarbon reserves in addition to estimates of proved and probable helium reserves.

Proposal 1: The Business Combination Proposal Background of the Business Combination, page 99

11.	Please describe the negotiations that resulted in the amendment to the Business Combination Agreement and Plan of Reorganization in June 2024, and disclose why the parties amended the terms of such agreement.

RESPONSE: The Company has added responsive disclosure beginning on page 109 of Amendment No. 1.

Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 104

12.	We note the revised disclosure you made on page 106 in response to prior comment 19. However, we note that the Standardized measure of discounted future net cash flows you present of $1,049,600 does not match the amount reflected on page F-77 of $757,910. Please revise your disclosures for consistency.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure on page 111 of Amendment No. 1 in the section titled “Recommendation of the ROCL Board of Directors and Reasons for the Business Combination” to reconcile the former discrepancy in the figure for standardized measure of discounted future net cash flows.

New Era Helium Has Proved, Not Prospective, Reserves, page 105

13.	We note the revised disclosure you made on page 106 in response to prior comment 21. However, we reissue our prior comment in part as your disclosure continues to refer to a standardized measure of discounted future net cash flows for probable reserves. Please revise your disclosure to remove this description and indicate these cash flows represent an after tax estimate and are provided for comparative purposes.

We also note the figure for the net present value of proved hydrocarbon reserves discounted at 10% shown as $10,315,600 does not match the amount reflected on page 94. Furthermore, we are unable to reconcile the figures shown in the individual bullet points for the proved and probable standardized measure using the inputs to the calculation and figures presented on page F-77 and Annex D, respectively. Please revise your disclosures for consistency or tell us why a revision is not needed.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure on page 111 in the “New Era Helium Has Proved, Not Prospective, Reserves” subsection. The Company has also reconciled the figure for net present value of proved hydrocarbon reserves discounted at 10% with the amount reflected in “The Current Appraisal Report” subsection so that both indicate the correct amount ($10,095,200).

Certain Prospective Financial Information of New Era Helium, page 110

14.	We note your references in this section to the “Project Finance Debt,” and note that such term is not defined. Please revise.

RESPONSE: The Company respectfully advises the Staff that the term is inapplicable and has been removed from Amendment No.1.

Nasdaq Matters, page 152

15.	Please update your disclosure regarding the status of your requested hearing with the Nasdaq Hearing Panel.

RESPONSE: The Company has added responsive disclosure beginning on page 158 of Amendment No. 1.

Information About NEH Overview, page 156

16.	We note the revised disclosure you made on pages 156 and 157 in response to prior comment 21. However, we reissue our prior comment as your disclosure continues to be incomplete regarding the specific information required by Items 1202, 1203(d), 1204, 1205, 1206 and 1208(a) and (b) of Regulation S-K. Please revise your disclosure and provide this information under appropriate captions.

RESPONSE: The Company respectfully refers the Staff to the revised discussion in the “Information about NEH” section to include the specific information required by Items 1202, 1203(d), 1204, 1205, 1206 and 1208(a) and (b) of Regulation S-K. The Company respectfully refers the Staff to the revised disclosure on page 111 of Amendment No. 1 in the “New Era Helium Has Proved, Not Prospective, Reserves” section.

Proved Undeveloped Hydrocarbon Reserves, page 157

17.	Please expand your discussion of the changes that occurred in proved undeveloped reserves to provide an explanation for the changes due to extensions. As part of your updated discussion, please additionally disclose the extent that any proved undeveloped reserves were converted during the year into proved developed reserves. If no such reserves were converted, please acknowledge this fact. If you did convert any such reserves, please revise your reconciliation accordingly and disclose the capital expenditures incurred. Refer to the disclosure requirements in Item 1203(b) and (c) of Regulation S-K.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure on pages 162 and 163 of Amendment No. 1 in the “Proved Undeveloped Hydrocarbon Reserves” subsection.

Customers, page 158

18.	We note your disclosure that the Gas Purchase Agreement with IACX expired on May 31, 2024. Please update your disclosures regarding such agreement to disclose whether you continue to sell natural gas and natural gas liquids to IACX, and if so, disclose the material terms of such arrangements.

RESPONSE: NEH continues to sell natural gas and natural gas liquids to IACX on a month-to-month basis. Although the term of the Gas Purchase Agreement with IACX expired on May 31, 2024, the Gas Purchase Agreement provides for continued processing on a month-to-month basis thereafter unless and until terminated by either the Company or IACX upon thirty (30) days’ prior written notice to the other, under the “Terms” heading in the beginning of the Gas Purchase Agreement. The Company has revised the disclosure on page 165 in Amendment No. 1 to indicate the continued sale by NEH of natural gas and natural gas liquids to IACX.

19.	We note your disclosure that NEH Midstream LLC, AirLife Gases USA Inc., and Badger entered into an Assignment Agreement, pursuant to which NEH Midstream LLC assigned all of its rights, title, interest and obligations in the Crude Helium Agreement to AirLife Gases USA Inc. Please revise to clarify the impact, if any, on the terms of the Helium Tolling Agreement and the Liquid Helium Agreement. For example, we note your disclosure that KHC agreed to provide tolling services to you on a firm basis, for a volume equivalent to the quantities sold under the Crude Helium Agreement with Badger.

RESPONSE: The Company respectfully refers the Staff to the revised “Customers” section beginning on page 165 of Amendment No. 1, which now includes a disclosure to clarify that NEH does not believe that the terms of the Assignment Agreement will have an impact on the Helium Tolling Agreement or the Liquid Helium Agreement. Such disclosure also includes a discussion of the possibility of either contractual party’s termination of the Helium Tolling Agreement or the possibility that KHC has insufficient capacity to provide tolling services to NEH.

Security Ownership of Certain Beneficial Owners and Management of ROCL and The Combined Company, page 192

20.	We note your response to prior comment 27 and reissue such comment in part. Please disclose the information required by Item 403 of Regulation S-K regarding NEH before the business combination. Refer to Item 18(a)(5)(ii) of Form S-4.

RESPONSE: The Company has added responsive disclosure on page 202 of Amendment No.1.

Material U.S. Federal Income Tax Consequences, page 202

21.	Please disclose the federal income tax consequences of the Business Combination, including the Initial Merger, to holders of ROCL Public Shares and ROCL Public Warrants. See Item 4(a)(6) of Form S-4. If such tax consequences are material, also file a tax opinion regarding such tax consequences. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19 (October 14, 2011), which is available on our website. In addition, please obtain and file a revised tax opinion as to the tax consequences of the Business Combination, including the Merger, to holders of NEH common stock. In that regard, we note that the tax opinion filed as Exhibit 8.1 does not appear to reflect the terms of the transactions, as amended in June 2024.

RESPONSE: The Company has added responsive disclosure at pages 7, 102 and 212 of Amendment No.1 and filed a revised tax opinion as Exhibit 8.1

Experts, page 216

22.	We have read your response and note the revised disclosure you made on page 216 in response to prior comment 28. However, your disclosure only references the “Appraisal Report” and does not additionally reference the reserves reports and estimates of reserves appearing in this prospectus for the years ending December 31, 2020, 2021, and 2022 and as noted in the MKM consent. Please revise your disclosure accordingly.

RESPONSE: The Company has revised the disclosure on page 227 of Amendment No. 1 to reference the reserves reports and estimates of reserves appearing in the prospectus for each of the years mentioned in the MKM consent.

Appraisal Report, page 217

23.	We note the figures for “Investments” and the resulting “Operating Income (BFIT)” for the years ending December 31, 2022 and 2021 appear to be inconsistent with the comparable figures on page F-77. Please revise your disclosure or provide an explanation for the inconsistency.

RESPONSE: The Company respectfully advises the Staff that the figures for Investments, Operating Income (BFIT), and Discounted @ 10% included in the table on pages 228 and 229 Amendment No. 1 do not include estimated future costs that will be incurred to settle NEH’s asset retirement obligations.

Index to Financial Statements, page F-1

24.	Please revise to present the audited financial statements of Roth CH V Holdings, Inc., the registrant, as required by Rule 8-02 of Regulation S-X. If you believe that the audited financial statements of the registrant may be omitted from your filing, please explain to us the basis for your conclusion.

RESPONSE: Holdings is an entity formed for the specific purpose of engaging in the business combination transaction. It has no assets, liabilities or operations. Therefore, under 1160.1 of the Division of Corporation Finance Reporting Manual, the Company is not required to provide separate financial statements for Holdings. As required by 1160.1, however, the financial statements of the businesses to which it would be a successor (the SPAC and the target company) are included in Amendment No. 1. The Company has also included a statement that Holdings has no assets, liabilities or operations on pages 20, 77 and F-1 of Amendment No. 1.

New Era Helium Corp.

Notes to Consolidated Financial Statements

Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited) Oil and Natural Gas Reserves, page F-74

25.	We note the revised disclosure you made on page F-76 and elsewhere on page F-77 in response to prior comment 32. However, we reissue our prior comment in part as the discussion on page F-76 relating to certain undeveloped drilling locations is not explained as correlating to the line item for revisions, if true. We also note you do not identify any additional contributing factors such as changes due to costs, commodity prices, well performance, or other changes to the extent these factors are applicable. Please revise your explanation to separately identify and quantify each factor, including offsetting factors, such that the change in the line item for revisions is fully explained.

Also, please relocate the discussion that appears on page F-77 after the reconciliation of the changes in the standardized measure to follow the reconciliation of the change in total proved reserves and expand your discussion of the change due to “Discoveries and Extensions” to explain the difference between the net quantities presented in the line item on page F-76 and the comparable amounts presented on page 157.

RESPONSE: The Company respectfully refers the Staff to the revised disclosures on pages F-79 to F-80 in the financial statements included with Amendment No. 1.

Standardized Measure of Discounted Future Net Cash Flows, page F-77

26.	We note the reconciliation of the changes in the standardized measure for the year ended December 31, 2021 shows a figure of “0” at the beginning of the year. This appears inconsistent with the comparable estimate as of December 31, 2020 shown on page 218. Please revise your disclosure to resolve the inconsistency or tell us why a revision is not needed.

RESPONSE: The Company respectfully refers the Staff to the revised disclosures on pages F-82 to F-83 in the financial statements included with Amendment No. 1.

Exhibit 99.5, page II-2

27.	We note the revised disclosure you made on page D-5 in Annex D (Exhibit 99.5) in response to prior comment 38 regarding the specifications of the Pecos Slope Plant. However, we reissue our prior comment in part as your disclosure does not additionally clarify the annual forecasts of proved and incremental probable helium volumes are consistent with the indicated plant processing capacity. The discussion under the section “Primary Economic Assumptions” on page 96 was similarly revised and lacks the clarification as noted.

To the extent the forecast annual proved or proved plus incremental probable helium production volumes exceed the disclosed processing capacity of 87 Mcf per day revise your forecasts or tell us why a revision is not required.

RESPONSE: The Company respectfully refers the Staff to the revised reserve report filed as Exhibit 99.5 with Amendment No. 2. The discussion under the “Primary Economic Assumptions” section on page 97 of Amendment No. 2 reflects the corresponding section in the revised reserve report.

28.	We have read your response to prior comment 39; however, we reissue our prior comment as we are unable to locate disclosure that addresses our comment.

RESPONSE: The Company respectfully refers the Staff to the revised reserve report in Annex D (Exhibit 99.5) to Amendment No. 1.

29.	We note the revised disclosure made on page D-6 in Annex D (Exhibit 99.5) in response to prior comment 42 regarding the contractually specified price for helium and the related prices used in the report. The discussion under the section “Helium Prices” on page D-6 indicates for the helium prices used in the report, it was assumed that in years 1-3 the helium price represented the ceiling price under each contract and that in years 4-10 the helium price represented the floor pries, less the expenses associated with the trucking and tolling fees. We note the helium price shown in Tables 11 and 13 appear to be a constant $450/Mcf regardless of the forecast year. Please revise the report to conform to the contract prices as described or provide us with an explanation in reasonable detail for the use of a constant prices given the potential differences in contract prices for years 1-3 and 4-10 as described in your disclosure.

RESPONSE: The Company respectfully refers the Staff to the revised reserve report in Annex D (Exhibit 99.5) to Amendment No. 1.

Signatures, page II-7

30.	Please tell us whether the registration statement has been signed by at least a majority of the board of directors of the registrant. Refer to Instructions to Signatures on Form S-4.

RESPONSE: The Company respectfully advises the Staff that the registration statement has been signed by the President and sole director of the registrant.

Exhibits

31.	Please file as exhibits the articles of incorporation and bylaws of the registrant. In addition, file the proposed bylaws of the Combined Company. See Item 601(b)(3) of Regulation S-K.

RESPONSE: The Company has filed as exhibits to the registration statement the articles of incorporation and bylaws of the registrant and will file the proposed bylaws of the Combined Company in a further amendment.

32.	We note that in Exhibit 107 you have included 3,336,500 shares of common stock in the fee table, with a footnote indicating that this “[r]epresents the outstanding shares of Roth CH Acquisition V Co. on the date hereof.” Please tell us whether such amount includes the shares held by Roth CH Acquisition V Co.’s public stockholders. In that regard, we note the table on page 12 assumes for the “no further redemptions” scenario 1,582,797 public shares and 3,336,500 shares held by Roth CH Acquisition V Co.’s initial stockholders. In addition, please tell us whether the fee table includes all shares of common stock of Roth CH V Holdings, Inc. that will be issued to the shareholders of NEH.

RESPONSE: The Company has refiled Exhibit 107 to include a total of 4,919,297 shares of common stock in the fee table, which represents the outstanding shares of Roth CH Acquisition V Co. on the date hereof, including the shares held by ROCL’s public stockholders. In addition, the Company respectfully advises the Staff that the fee table includes all shares of common stock of Roth CH V Holdings, Inc. that will be issued to the shareholders of NEH.

General

33.	We note that Proposal 1 seeks stockholder approval to adopt and approve the Business Combination Agreement and Plan of Reorganization, as amended, including the Initial Merger and the Merger. We also note that Roth CH Acquisition V Co. is a Delaware corporation, and note that as a result of the Initial Merger and Merger, the Combined Company will be incorporated in Nevada. Please provide your analysis as to why you are not required to unbundle the change in domicile and provide stockholders with a separate vote regarding such change. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

RESPONSE: The Company has unbundled the change in domicile proposal from the business combination proposal and provided the ROCL stockholders with a separate vote regarding such change which now appears as “Proposal 1: The Redomestication Merger Proposal,” beginning on page 102 of Amendment No. 1.

34.	Please provide the information required by Item 202 of Regulation S-K with respect to the registrant’s securities. See Item 4(a)(3) of Form S-4.

RESPONSE: The Company has provide the information required by Item 202 of Regulation S-K with respect to the registrant’s securities, beginning on page 197 of Amendment No. 1.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner
Loeb & Loeb LLP